INTREPID PARTNERS, LLC
(A WHOLLY OWNED SUBSIDIARY OF INTREPID FINANCIAL PARTNERS, L.L.C.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

INTREPID PARTNERS, LLC
(A WHOLLY OWNED SUBSIDIARY OF INTREPID FINANCIAL PARTNERS, L.L.C.)
FINANCIAL STATEMENT
DECEMBER 31, 2017

CONTENTS

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69615

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YYYY) AND ENDING 12/31/2017 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INTREPID PARTNERS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 MADISON AVE, 21ST FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER WINCHENBAUGH
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name -- *if individual, state last, first, middle name*)

1185 AVE OF THE AMERICAS	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Winchenbaugh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intrepid Partners, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR
Title

Notary Public

DAVID LITVACK
Notary Public - State of New York
No. 02LI6344603
Qualified in New York County
My Commission Expires: 07/05/2020

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member of Intrepid Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Intrepid Partners, LLC (the Company) as of December 31, 2017, and the related notes to the financial statement (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2015.

New York, New York
February 27, 2018

INTREPID PARTNERS, LLC
(A WHOLLY OWNED SUBSIDIARY OF INTREPID FINANCIAL PARTNERS, L.L.C.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash	$	14,272,807
Advisory Fees Receivable		3,496,657
Prepaid Expenses		13,098
Total Assets	$	17,782,562
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to Parent		4,224,051
Deferred Revenue		50,000
Accounts Payable and Accrued Expenses		9,030
Total Liabilities	$	4,283,081
Member's Equity		13,499,481
Total Liabilities and Member's Equity	$	17,782,562

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION AND BUSINESS ACTIVITY

Intrepid Partners LLC (the "Company"), a wholly owned subsidiary of Intrepid Financial Partners LLC, ("TopCo"), is a Delaware limited liability company organized in February 2015. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company provides financial advisory services including, but not limited to mergers and acquisition advice, capital structure and restructuring advice, and may from time to time assist with the private placement of securities in the energy sector.

The accompanying financial statement have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with TopCo, such financial statements may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – The Company derives monthly retainer revenues from financial advisory services including mergers and acquisition advice and capital structure advice.   Such fees are recognized monthly over the term of the agreement and success fees are recognized upon completion of a transaction or a deal.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. Under the new guidance, an entity should recognize revenue to depict the fees and commissions for services rendered to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for these services rendered. ASU 2014-09 also requires additional disclosures about the nature, amount, timing and uncertainty or revenue and cash flows.

In August 2015 the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the effective Date. ASU No. 2015-14 defers the effective date of ASU No. 2014-09 for non-public companies to annual reporting periods beginning after December 15, 2017. The Company has evaluated the new guidance and the adoption is not expected to have a material impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes - The Company is a limited liability company and accordingly, no provision has been made in the accompanying financial statements for any federal or state income taxes. All revenue and expenses retain their character and pass directly to TopCo's income tax returns. The Company is subject to New York City unincorporated business tax ("UBT"). Given the Company is treated as a disregarded entity for tax purposes, TopCo assumes all tax liabilities. Accordingly, tax expense was allocated to the Company in accordance with its Expense Sharing Agreement with TopCo for the year ended December 31, 2017.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company believes that it has no material uncertain income tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

Use of Estimates- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. There are no cash equivalents at December 31, 2017.

NOTE 3.   RELATED PARTY TRANSACTIONS

The Company has entered into an Expense Sharing Agreement with TopCo. Expenses such as rent, utilities, communications, market data, office supplies, insurance, and payroll are allocated between the companies. During 2017, TopCo allocated $20,349,679 of expenses to the Company which have been reduced by reimbursements from advisory fee clients. There are no repayment terms specified in the Expense Sharing Agreement. At December 31, 2017, the Company owed $4,224,051 to TopCo in connection with such agreement.

NOTE 4.   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the ratio exceeds 10 to 1. At December 31, 2017, the Company had net capital of $9,989,726, which was $9,704,187 in excess of its required net capital of $285,539. The Company's ratio of aggregate indebtedness to net capital was .43 to 1.

NOTE 5.   EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 6.   CONCENTRATIONS

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

One advisory deal accounted for 48% of the Company's revenue for the year ended December 31, 2017.

NOTE 7.   INDEMNIFICATION

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

NOTE 8.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date these financial statements were issued and no events have been identified that require disclosure.